SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail:steven.boehm@sutherland.com

October 14, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Madison Harbor Balanced Strategies, Inc. – Preliminary Proxy Statement

Dear Sir/Madam:

On behalf of Madison Harbor Balanced Strategies, Inc. (the “Company”), we transmitted for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934 the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on October 14, 2016.

If you have any questions or comments regarding the Proxy Statement, please do not hesitate to call Steve Boehm at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

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